AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934)

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Subject Company (Issuer))

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25533B108

(CUSIP Number of Class of Securities)

Kevin J. McCarthy, Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Paul H. Dykstra

Paulita A. Pike

Ropes & Gray LLP

191 North Wacker Drive

32nd Floor

Chicago, Illinois 60606

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

FOR IMMEDIATE RELEASE

ATTENTION: BUSINESS/FINANCIAL EDITORS
MEDIA CONTACT:
KRISTYNA MUNOZ
(312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Fund Announces Results of Tender Offer Measurement Period

CHICAGO, October 9, 2015 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced the results of the previously announced tender offer measurement period for Diversified Real Asset Income Fund (NYSE: DRA).

In connection with the fund’s launch in September 2014, the fund announced that it would conduct a tender offer for up to 10 percent of its outstanding common shares of beneficial interest at a price equal to 99 percent of net asset value (NAV) if the fund’s shares traded at an average daily discount to NAV of more than 10 percent during the measurement period. The fund’s Board of Trustees previously authorized the measurement period, which commenced on July 10, 2015 and ended on October 7, 2015.

The fund’s shares traded at an average daily discount to NAV of -10.91 percent during the measurement period. Accordingly, the fund will conduct a tender offer during the fourth quarter of 2015. The fund will announce the dates of the tender offer in the weeks ahead.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and independent investment subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $230 billion as of June 30, 2015. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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